SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X               Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                      No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

FOR IMMEDIATE RELEASE
For more information contact:

Tom Witom	News & Information	(+1) 847-955-3939
CNH Global N.V. Enters Long-Term Pact with Wallenius Wilhelmsen Logistics
LAKE FOREST, Illinois (March 31) — CNH Global N.V. (NYSE:CNH) signed a three-year agreement with Wallenius Wilhelmsen Logistics for global roll-on/roll-off (RORO) shipments. This agreement extends long historical ties between the two global companies. Services provided to CNH will link Europe-North America and South America-Japan-Oceania, including nearly 100 port connections.
“The agreement is designed to improve CNH’s supply chain, and provide superior service to our customers,” said Dror Noach, CNH vice president logistics — EAA International (Europe Asia and Africa).
Given the capacity-constrained RORO market, the new agreement is expected to yield such benefits as:
•	Improved lead times

•	Better process controls

•	Guaranteed vessel space
The CNH and Wallenius Wilhelmsen Logistics relationship began in the 1970s with ocean shipments. It was later expanded to port operations and distribution management in North America and Australia.
Founded in July 1999 as the result of a merger between Wallenius Lines of Sweden and Wilh. Wilhelmsen Lines of Norway, Wallenius Wilhelmsen Lines changed its name in December 2005 to Wallenius Wilhelmsen Logistics. The change reflects the company’s expanded service offering, following the integration of several key logistics operations into its business.
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CNH Case New Holland is a world leader in the agricultural and construction equipment businesses. Supported by 10,800 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

April 4, 2006